UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Ayers, Robert L.
   ITT Fluid Technology
   10 Mountainview Road
   Upper Saddle River, NJ  07458
2. Issuer Name and Ticker or Trading Symbol
   ITT Industries, Inc.
   ITT
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/12/02
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |12/12/|M   | |15,000            |A  |$39.56     |                   |      |                           |
                           |02    |    | |                  |   |           |                   |      |                           |
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Common Stock               |12/12/|M   | |12,500            |A  |$33.31     |                   |      |                           |
                           |02    |    | |                  |   |           |                   |      |                           |
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Common Stock               |12/12/|S   | |29,833            |D  |$60.0107   |16,000             |D     |                           |
                           |02    |    | |                  |   |           |                   |      |                           |
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Common Stock (ISP)  (3)    |      |    | |                  |   |           |3,256              |I     |In Trust                   |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Employee Stock Option |$39.56  |12/12|M   | |15,000     |D  |(1)  |01/06|Common Stock|15,000 |- 0 -  |- 0 -       |D  |            |
(Right to Buy)        |        |/02  |    | |           |   |     |/09  |            |       |       |            |   |            |
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Employee Stock Option |$33.31  |12/12|M   | |12,500     |D  |(2)  |01/03|Common Stock|12,500 |- 0 -  |12,500      |D  |            |
(Right to Buy)        |        |/02  |    | |           |   |     |/10  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) The options vested in three equal installments (1/3 first year, 1/3 second year, 1/3 third year) on the anniversary date of the grant date.
(2) The options vested on April 30, 2001 after a 25% increase in share price maintained over 10 trading days.
(3) 401-K holdings as of December 2,
2002.
SIGNATURE OF REPORTING PERSON
ROBERT L. AYERS
DATE
12/13/02